Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 444-SILV


                                Silver Screen IV

                                     Second

                                    Quarter

                                     Report



                                  June 30, 1997



C 1997 Silver Screen Management Services, Inc.

D E A R   L I M I T E D   P A R T N E R:

     Our previous quarterly cash distributions total approximately $585 million. Revenues in the second quarter of 1997, however, are not sufficient to justify making a cash distribution. This is only the second time since the Partnership's inception in 1988 that this has occurred. We expect that there will again be upcoming quarters when no distributions will be paid.

     The majority of Partnership revenue in the future is expected to be generated from the theatrical re-release of "The Little Mermaid" (scheduled for this Christmas), and the Disney buyout of the Silver Screen IV-Disney Joint Venture.

     Between now and the dissolution of the Partnership, current expectations are that Silver Screen Partners IV will distribute $292 to $322 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The closing of the purchase by Disney is scheduled to occur on November 30, 1998. The final distribution and dissolution of the Partnership is expected to take place before December 31, 1998. These figures and dates represent our best estimates as of today.

     As you may be aware, a number of private investment groups have sent out correspondence relating to a tender offer for units in Silver Screen Partners IV, and there may be other such offers in the future. Silver Screen Partners IV and Silver Screen Management Services, Inc. are not affiliated in any way with these firms and can make no recommendation as to the merits of any past or future tender offer. If and when you receive such solicitations, unless you are interested in selling your units, no action by you is required. We hope this information will help you in evaluating the various bids from the tender offer groups.

     Our Third Quarter Report will be mailed to you in October. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M.

Sincerely,



/s/ Roland W. Betts                     /s/ Tom A. Bernstein
-------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President

B A L A N C E   S H E E T S
(Unaudited)


                                                       June 30, 1997     December 31, 1996
                                                       -------------     -----------------
ASSETS

Current assets:
Cash ................................................   $     60,666         $    314,835
Temporary investments (at cost, plus accrued
  interest, which approximates market) ..............      1,694,430           25,794,708
                                                        ------------         ------------
Total current assets ................................      1,755,096           26,109,543
Investment in Joint Venture .........................     72,599,309           74,211,904
                                                        ------------         ------------
                                                        $ 74,354,405         $100,321,447
                                                        ============         ============
LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
Due to managing general partner .....................   $      4,924         $      4,960
Accrued unincorporated business tax .................        126,157              153,419
Overhead fees payable ...............................           --             23,839,420
                                                        ------------         ------------
Total liabilities ...................................        131,081           23,997,799
                                                        ------------         ------------
Partners' equity:
General partners ....................................           --                   --
Limited partners ....................................     74,223,324           76,323,648
                                                        ------------         ------------
Total partners' equity ..............................     74,223,324           76,323,648
                                                        ------------         ------------
                                                        $ 74,354,405         $100,321,447
                                                        ============         ============

                       See notes to financial statements.

S T A T E M E N T S   O F   O P E R A T I O N S
(Unaudited)

                                             Three Months     Six Months   Three Months      Six Months
                                                    Ended          Ended          Ended           Ended
                                            June 30, 1997  June 30, 1997  June 30, 1996   June 30, 1996
                                            -------------  -------------  -------------   -------------
REVENUES:

Income from Joint Venture .................    $   898,552    $ 5,802,307    $35,008,242    $51,979,692
Interest income ...........................         54,529        137,194        785,063      1,353,432
                                               -----------    -----------    -----------    -----------
                                                   953,081      5,939,501     35,793,305     53,333,124

COSTS AND EXPENSES:

General and administrative expenses .......         90,670        262,047        706,362      1,696,679
                                               -----------    -----------    -----------    -----------
Net income ................................    $   862,411    $ 5,677,454    $35,086,943    $51,636,445
                                               ===========    ===========    ===========    ===========
NET INCOME ALLOCATED TO:

General partners ..........................    $    86,241    $   567,745    $   350,869    $   516,364
Limited partners ..........................        776,170      5,109,709     34,736,074     51,120,081
                                               -----------    -----------    -----------    -----------
                                               $   862,411    $ 5,677,454    $35,086,943    $51,636,445
                                               ===========    ===========    ===========    ===========
Net income per a $500 limited partnership
  unit (based on 800,000 units outstanding)    $      0.97    $      6.39    $     43.42    $     63.90
                                               ===========    ===========    ===========    ===========


                       See notes to financial statements.




S T A T E M E N T S   OF   P A R T N E R S '   E Q U I T Y
(Unaudited)

                                                                                         Year Ended December 31, 1996
                                                                                   and Six Months Ended June 30, 1997
                                                             ========================================================
                                                                  General Partners   Limited Partners       Total
                                                                  ----------------   ----------------       -----

Balance, January 1, 1996 ...................................        $        --       $ 112,802,947     $ 112,802,947
Net income, 1996 ...........................................            2,908,830        72,652,274        75,561,104
Distributions, 1996 ........................................           (6,840,403)     (105,200,000)     (112,040,403)
Allocation under Treasury Regulation Section 1.704-1(b) ....            3,931,573        (3,931,573)             --
                                                                    -------------     -------------     -------------
Balance, December 31, 1996 .................................                 --          76,323,648        76,323,648
NET INCOME, SIX MONTHS 1997 ................................              567,745         5,109,709         5,677,454
DISTRIBUTIONS DURING SIX MONTHS 1997 .......................             (777,778)       (7,000,000)       (7,777,778)
ALLOCATION UNDER TREASURY REGULATION SECTION 1.704-1(b) ....
                                                                          210,033          (210,033)             --
                                                                    -------------     -------------     -------------
                                                                    $        --       $  74,223,324     $  74,223,324
                                                                    =============     =============     =============

                       See notes to financial statements.

S T A T E M E N T S   O F   C A S H   F L O W S
(Unaudited)

                                                       Six Months Ended   Six Months Ended
                                                          June 30, 1997      June 30, 1996
                                                       ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income .........................................      $  5,677,454       $ 51,636,445
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Decrease (increase) in accrued interest receivable           156,509           (180,204)
  Charge on overhead fee payable ...................            13,244            564,552
Net change in operating assets and liabilities:
  Decrease in accrued unincorporated business tax ..           (27,262)              --
  Decrease in due to managing general partner ......               (36)           (18,435)
                                                          ------------       ------------
Net cash provided by operating activities ..........         5,819,909         52,002,358
                                                          ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in investment in Joint Venture ............         1,612,595         14,446,354
Sale (purchase) of temporary investments, net ......        23,943,769        (26,708,172)
                                                          ------------       ------------
Net cash provided by (used in) investing activities         25,556,364        (12,261,818)
                                                          ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to partners ..........................        (7,777,778)       (36,363,636)
Decrease in overhead fee payable ...................       (23,852,664)        (3,441,176)
                                                          ------------       ------------
Net cash used in financing activities ..............       (31,630,442)       (39,804,812)
                                                          ------------       ------------
Net decrease in cash ...............................          (254,169)           (64,272)
Cash, beginning of year ............................           314,835            392,505
                                                          ------------       ------------
Cash at end of six months ..........................      $     60,666       $    328,233
                                                          ============       ============

                       See notes to financial statements.

N o t e s    t o    F i n a n c i a l    S t a t e m e n t s


TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


INVESTMENT IN JOINT VENTURE

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000 in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion that actual cash received bears to ultimate revenues expected.

The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31.


OVERHEAD FEES PAYABLE

The Partnership Agreement provided that overhead fees received by the Partnership for the benefit of the Managing General Partner ("MGP") would remain on account with the Partnership with the understanding that the MGP would draw from such account from time to time, in order to cover actual operating expenses not reimbursed from other sources. Such amounts were included in the temporary investments and earned interest which accrued to the Partnership. The remaining fees on account earned 10% per annum (compounded quarterly) for the MGP. The amount included in general and administrative expenses for the six months ended June 30, 1997 is $13,244. Pursuant to the Partnership Agreement, the overhead was paid on January 2, 1997.